SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                   Commission  File  Number:  000-08835
(Check  one)

|X|  Form  10-K  and  Form  10-KSB        | |  Form  11-K
| |  Form  20-F      | |  Form  10-Q  and  Form  10-QSB      | |  Form  N-SAR

     For  the  period  ended  September  30,  1998

| |  Transition  Report  on  Form  10-K  and  Form  10-KSB
| |  Transition  Report  on  Form  20-F
| |  Transition  Report  on  Form  11-K
| |  Transition  Report  on  Form  10-Q  and  Form  10-QSB
| |  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: ___________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:    Taurus  Entertainment  Companies,  Inc.

Address  of  principal
executive  office:          16770  Hedgecroft

City, State and Zip Code:   Houston,  Texas  77060

                                     PART II

                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


     |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


     | | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not Applicable.


                                    PART III

                                    NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.


     The Registrant's Annual Report on Form 10-KSB could not be filed within the prescribed time period because the Company has not been able to complete the disclosure and the bookkeeping for the financial statements required to be included in the Form 10-KSB in order for the Form 10-KSB to be filed in a timely manner. One of the Company's facilities suffered fire damage in December, 1998, and as a result, a significant portion of management's efforts have been directed to addressing that situation. The Company believes that it has adequate insurance for the property damage and for business interruption losses.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:
          Eric  Langan                 (281) 820-1181
          ------------          -----------------------------
          (Name)                (Area Code) (telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        |X|  YES     | |  No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        |X|  YES     | |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation for Form 12b-25 Part IV Item (3):  The Company anticipates that
     --------------------------------------------
its results of operations for the year ended September 30 1998 will reflect the following approximate values:

1. Revenues of $3,394,783 in fiscal 1998 compared to revenues of $1,760,386 in fiscal 1997.

2. Operating expenses of $3,732,022 in fiscal 1998 compared to operating revenues of $1,670,525 in fiscal 1997.

3. A loss from operations of $(337,239) in fiscal 1998 compared to a gain from operations of $89,861 in fiscal 1997.

4. Interest expense of $156,238 in fiscal 1998 compared to interest expense of $130,569 in fiscal 1997.

5. A loss before income taxes and extraordinary item of $(493,477) compared to a loss before income taxes and extraordinary item of $(40,708) in fiscal 1997.

6. An income tax benefit of $(8,390) for fiscal 1998 compared to an income tax expense of $49,340 for fiscal 1997.

7. A net loss before extraordinary item of $(485,087) in fiscal 1998 compared to a net loss of $(90,048) in fiscal 1997.

8.     An  extraordinary  loss  (fire damage loss) of $(135,377) in fiscal 1998.

9. A net loss of $(620,464) in fiscal 1998 compared to a net loss of $(90,048) in fiscal 1997.

The fiscal year 1998 represents the Company's entry and first full year of operations in the adult entertainment business and the expansion of its scope of operations in that business.

Exhibits
--------

None.

                      Taurus Entertainment Companies, Inc.
                      ------------------------------------
                  (Name of Registrant as Specified in Charter)


     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  December  28,  1998.                By:/s/ Eric  Langan
                                             Eric Langan
                                             Chairman of the Board and President